Exhibit 99.2

CAMECO CORPORATION Corporate Office 2121 – 11th Street West Saskatoon, Saskatchewan Canada S7M 1J3 Tel 306.956.6200 Fax 306.956.6201 www.cameco.com

May 9, 2025

Canadian Securities Administrators

Cameco Corporation

Annual Meeting May 9, 2025

Report of Voting Results

Under National Instrument 51-102

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, we advise of the results of the voting on the matters submitted to the annual meeting (the Meeting) of the shareholders (the Shareholders) of Cameco Corporation (the Corporation) held on May 9, 2025. Each matter voted on is described in greater detail in the Corporation’s 2025 Management Proxy Circular issued in connection with this meeting, which is available at cameco.com.

The matters voted upon at the Meeting and the results of the voting were as follows:

Item 1: Election of Directors

The following directors were elected to hold office for the ensuing year or until their successors are elected or appointed:

Daniel Camus	Kathryn Jackson
Tammy Cook-Searson	Don Kayne
Catherine Gignac	Peter Kukielski
Tim Gitzel	Dominique Minière
Marie Inkster	Leontine van Leeuwen-Atkins

The outcome of the ballot vote, both before and after giving effect to the twenty-five (25%) percent non-resident Shareholder voting restriction, was as follows:

Canadian Securities Administrators

May 9, 2025

Vote Results Before Reduction of Non-resident Vote:

Nominee	Votes For	% Votes For	Votes Against	% Votes Against
Daniel Camus	202,820,817	96.27%	7,853,148	3.73%
Tammy Cook-Searson	209,409,092	99.40%	1,264,873	0.60%
Catherine Gignac	204,279,191	96.96%	6,394,770	3.04%
Tim Gitzel	209,277,710	99.34%	1,396,255	0.66%
Marie Inkster	210,238,709	99.79%	435,256	0.21%
Kathryn Jackson	205,915,896	97.74%	4,758,065	2.26%
Don Kayne	207,072,885	98.29%	3,601,076	1.71%
Peter Kukielski	209,907,822	99.64%	766,143	0.36%
Dominique Minière	208,469,166	98.95%	2,204,799	1.05%
Leontine van Leeuwen-Atkins	207,293,754	98.40%	3,380,207	1.60%

Vote Results After Reduction of Non-resident Vote to 25%:

Nominee	Votes For	% Votes For	Votes Against	% Votes Against
Daniel Camus	69,936,962	96.24%	2,731,225	3.76%
Tammy Cook-Searson	72,363,467	99.58%	304,720	0.42%
Catherine Gignac	70,619,061	97.18%	2,049,126	2.82%
Tim Gitzel	72,167,157	99.31%	501,030	0.69%
Marie Inkster	72,503,876	99.77%	164,311	0.23%
Kathryn Jackson	71,236,979	98.03%	1,431,208	1.97%
Don Kayne	71,827,240	98.84%	840,947	1.16%
Peter Kukielski	72,192,226	99.35%	475,960	0.65%
Dominique Minière	72,102,629	99.22%	565,558	0.78%
Leontine van Leeuwen-Atkins	71,895,262	98.94%	772,925	1.06%

Item 2: Appointment of Auditors

On a vote by ballot, KPMG LLP was appointed auditors of the Corporation to hold office until the next annual meeting of Shareholders, or until their successors are appointed.

The outcome of the ballot vote, both before and after giving effect to the twenty-five (25%) percent non-resident Shareholder voting restriction, was as follows:

Canadian Securities Administrators

May 9, 2025

Vote Results Before Reduction of Non-resident Vote:

Votes For	% Votes For	Votes Withheld	% Votes Withheld
194,688,366	92.41%	15,985,599	7.59%

Vote Results After Reduction of Non-resident Vote to 25%:

Votes For	% Votes For	Votes Withheld	% Votes Withheld
65,435,404	90.05%	7,232,783	9.95%

Item 3: Executive Compensation

On a vote by ballot, an advisory resolution was passed accepting the approach to executive compensation disclosed in Cameco’s Management Proxy Circular delivered in advance of this meeting.

The outcome of the ballot vote, both before and after giving effect to the twenty-five (25%) percent non-resident Shareholder voting restriction, was as follows:

Vote Results Before Reduction of Non-resident Vote:

Votes For	% Votes For	Votes Against	% Votes Against
200,902,748	95.36%	9,770,117	4.64%

Vote Results After Reduction of Non-resident Vote to 25%:

Votes For	% Votes For	Votes Against	% Votes Against
70,623,480	97.19%	2,043,606	2.81%

Cameco Corporation

By:	“Sean A. Quinn”
Sean A. Quinn
Senior Vice-President, Chief Legal Officer and Corporate Secretary